FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 10, 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

August 10, 2022

NATWEST GROUP PLC AND NATWEST MARKETS N.V. - FINANCIAL IMPACT OF SEPARATE CASH TENDER OFFERS FOR CERTAIN OF THEIR RESPECTIVE OUTSTANDING NOTES

NatWest Group plc ("NatWest Group") and NatWest Markets N.V. ("NWM N.V.") (each an "Offeror" and, together, the "Offerors") announced on 9 August 2022 the results of their separate cash tender offers (with respect to the tender offers launched by NatWest Group, the "NatWest Group Offer", and with respect to the tender offers launched by NWM N.V., the "NWM N.V. Offer", each an "Offer") in respect of any and all of certain series of their respective U.S. dollar denominated notes pursuant to separate offers to purchase dated August 1, 2022 (each an "Offer to Purchase").

NatWest Group estimates the aggregate impact of the NatWest Group Offer and the NWM N.V. Offer will be a charge to income in its Q3 2022 results of approximately £56 million, with the final charge dependent on the foreign exchange rate on August 10, 2022. After taking into account the estimated effect of taxation, and based on risk weighted assets of £179.8 billion as reported for June 30, 2022, this would equate to a reduction in NatWest Group's CET1 capital ratio of approximately 3bps.

NWM N.V. estimates the impact of the NWM N.V. Offer will be a charge to income in its Q3 2022 results of approximately €83 million. After taking into account the estimated effect of taxation, and the effect of the unwinding of a related hedging transaction with NatWest Group, NWM N.V. does not expect a material impact on its CET1 capital ratio.

FORWARD-LOOKING STATEMENTS

From time to time, the Offerors may make statements, both written and oral, regarding our assumptions, projections, expectations, intentions or beliefs about future events.  These statements constitute "forward-looking statements". The Offerors caution that these statements may and often do vary materially from actual results. Accordingly, the Offerors cannot assure you that actual results will not differ materially from those expressed or implied by the forward-looking statements. You should read the sections entitled "Risk Factors" in the relevant Offer to Purchase, in the Annual Report and H1 2022 Interim Report of the relevant Offeror which is incorporated by reference therein and "Forward-Looking Statements" in the Annual Report and H1 2022 Interim Report of the relevant Offeror, which is incorporated by reference in the relevant Offer to Purchase.

Any forward-looking statements made herein, including in connection with the expected charge to income and CET1 ratio impact of each Offer, or in the documents incorporated by reference herein speak only as of the date they are made. Except as required by the U.K. Financial Conduct Authority (the "FCA") or the Dutch Authority for the Financial Markets (the "AFM"), as applicable, any applicable stock exchange or any applicable law, the Offerors expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained in the relevant Offer to Purchase or the documents incorporated by reference herein to reflect any changes in expectations with regard thereto or any new information or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, (i) with respect to NatWest Group consult any additional disclosures that NatWest Group has made or may make in documents that NatWest Group has filed or may file with the U.S. Securities and Exchange Commission and (ii) with respect to NWM N.V. consult any additional disclosures that NWM N.V. has made or may make in documents that NWM N.V. has filed or may file with the AFM.

Legal Entity Identifiers
NatWest Group plc	2138005O9XJIJN4JPN90
NatWest Markets N.V.	X3CZP3CK64YBHON1LE12

Date: 10 August 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary